Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-195697

June 1, 2016

WELLS FARGO & COMPANY

$250,000,000 Floating Rate Notes Due March 4, 2021

Issuer:	Wells Fargo & Company

Title of Securities	Floating Rate Notes Due March 4, 2021.

The notes offered hereby will be a further issuance of, and form a single series with, and have the same terms as the $1,000,000,000 aggregate principal amount of the Floating Rate Notes Due March 4, 2021 issued on March 4, 2016 pursuant to the Prospectus Supplement dated February 26, 2016 to the Prospectus dated May 5, 2014 (the “original notes”). The notes offered hereby will have the same CUSIP number as the original notes, will trade interchangeably with the original notes immediately upon settlement and will increase the aggregate principal amount of such series to $1,250,000,000. Certain terms used but not defined herein are defined in the Prospectus dated May 5, 2014.

Note Type:	Senior unsecured

Trade Date:	June 1, 2016

Settlement Date (T+3):	June 6, 2016

Maturity Date:	March 4, 2021

Aggregate Principal Amount Offered:	$250,000,000

Price to Public (Issue Price):	102.037%, plus accrued interest, if any, from June 6, 2016

Underwriting Discount (Gross Spread):	0.35%

All-in Price (Net of Underwriting Discount):	101.687%, plus accrued interest, if any, from June 6, 2016

Net Proceeds:	$254,217,500

Interest Rate:	Base rate of LIBOR plus 1.34%

Interest Payment Dates:	March 4, June 4, September 4 and December 4, commencing September 4, 2016, and at maturity

Interest Reset Dates:	March 4, June 4, September 4 and December 4, commencing September 4, 2016

Designated LIBOR Page:	Page LIBOR01 as displayed on Reuters or any successor service (or such other page as may replace Page LIBOR01 on that service or successor service)

Index Maturity:	Three months

Interest Reset Period:	Quarterly

Initial Interest Rate:	LIBOR plus 1.34%, determined two London banking days prior to June 6, 2016 (due to the fact that June 4, 2016 is not a business day)

Benchmark:	Three-month LIBOR

Spread to Benchmark:	+134 basis points

CUSIP:	949746RT0

Listing:	None

Sole Bookrunning Manager:	Wells Fargo Securities, LLC

U.S. Federal Income Tax Consequences:

For a brief description of the United States tax effects of an investment in the notes, see “Certain U.S. Federal Income Tax Considerations” in the Prospectus dated May 5, 2014, as supplemented by “U.S. Federal Income Tax Considerations” in the Prospectus Supplement dated February 26, 2016.

The notes offered hereby will be treated as part of the same issuance as the original notes for U.S. federal income tax purposes and will have the same “issue price” as the original notes.

If a U.S. Holder purchases the notes for a price in excess of the stated principal amount of the notes, the amount of such excess is “bond premium” for U.S. federal income tax purposes. A U.S. Holder may elect under Section 171 of the Code to amortize such bond premium under the constant yield method over the remaining term of the notes. If a U.S. Holder makes this election, it will apply to all taxable debt instruments having amortizable bond premium that the holder owns or subsequently acquires and may not be revoked without the consent of the IRS. Amortizable bond premium will be treated as an offset to interest income on the notes rather than as a separate item of deduction. A U.S. Holder’s tax basis in the note will be reduced by the amount of bond premium so amortized. If a U.S. Holder does not elect to amortize bond premium, then the holder’s tax basis in the notes will not be reduced by the amortization of the premium and the holder will therefore have lower gain or a higher loss on the sale or disposition of the notes. In such case, the holder will be required to report the full amount of stated interest on the note as ordinary income, even though it may be required to recognize a capital loss (which may not be available to offset ordinary income) on a sale or other disposition of the notes. U.S. Holders should consult their tax advisors regarding the application of these rules.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or e-mailing wfscustomerservice@wellsfargo.com.

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